Exhibit 99.1

Samfine Creation Holdings Group Limited Announces Receipt of Nasdaq Minimum Bid Price Deficiency Letter

Hong Kong, Sept. 25, 2025 (GLOBE NEWSWIRE) -- On September 24, 2025, Samfine Creation Holdings Group Limited (the “Company”) received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market, LLC notifying the Company that Nasdaq has granted the Company a 180-day extension, until March 23, 2026 (the “Extension Period”), to regain compliance with the requirement for the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2).

As previously disclosed in the Company’s Form 6-K filed on March 26, 2025, the Company received a letter from Nasdaq that the Company was not in compliance with the minimum bid price requirement. The Company did not regain compliance with the minimum bid price requirement before September 22, 2025, and instead advised Nasdaq of its intent to cure the deficiency within the Extension Period.

The Company will continue to monitor the closing bid price of its ordinary shares and seek to regain compliance with the minimum bid price requirement within the Extension Period. If the Company cannot demonstrate compliance by the end of the Extension Period, Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections bout future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Samfine Creation Holdings Group Limited

Investor Relations Department

Email: info@1398.com